Exhibit 99.2

Amendment to Section 13.5(a) of the

Amended and Restated 2002 Equity Incentive Plan of Virage Logic Corporation

(a) In General. Except as provided by the Administrator, including in an Award Agreement, and as otherwise provided in Sections 13.5(b), (c), (d) and (e), upon an Awardee’s Termination:

(i) The Awardee’s Options and SARs shall be exercisable to the extent (but only to the extent) they are vested on the date of that Termination and only during the period ending three months after the Termination, but in no event after the Expiration Date. To the extent the Awardee does not exercise such a vested Option or SAR within the time specified for exercise, the vested portion of the Award shall automatically terminate. The portion of any such Awardee’s Options and SARs that remain unvested as of the Awardee’s Termination shall terminate, and shall no longer exist, be outstanding or be exercisable, automatically effective immediately as of the Awardee’s Termination.

(ii) The Awardee’s outstanding, unvested RSUs shall terminate, and shall no longer exist or be outstanding, automatically effective immediately as of the Awardee’s Termination.